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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 8)


                          The Neiman Marcus Group, Inc.
                 ----------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                 ----------------------------------------------
                         (Title of Class of Securities)


                                  640204 10 3
                 ----------------------------------------------
                                 (CUSIP Number)


                              Eric P. Geller, Esq.
                             Harcourt General, Inc.
                                27 Boylston St.
                            Chestnut Hill, MA  02167
                                  (617) 232-8200
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                November 8, 1995
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            (Date of Event Which Requires Filing of this Amendment)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following
box [   ].

        Check the following box if a fee is being paid with this statement [  ].





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CUSIP No. 640204 10 3                                             13D

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(1)   NAMES OF REPORTING PERSONS/S.S. OR I.R.S. IDENTIFICATION
      NOS. OF ABOVE PERSONS

      Harcourt General, Inc. (formerly, General Cinema Corporation) I.D. No. 04-1619609

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(2)   CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP:
      (a)
            -------------------------------------------
      (b)
           -------------------------------------------

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(3)   SEC USE ONLY

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(4)   SOURCE OF FUNDS (See Instructions)
        00

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(5)   CHECK ROW IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                              --------------------

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(6)   CITIZENSHIP OR PLACE OF ORGANIZATION
            USA

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                        :  (7)    SOLE VOTING POWER
                        :         22,272,360
                        :
                        : ---------------------------------------------
      NUMBER OF         :  (8)      SHARED VOTING POWER
        SHARES          :            0
      BENEFICIALLY      :
       OWNED BY         : ---------------------------------------------
         EACH           :  (9)    SOLE DISPOSITIVE POWER
      REPORTING         :         22,272,360
        PERSON          :
         WITH           : ---------------------------------------------
                        :  (10)   SHARED DISPOSITIVE POWER
                        :             0

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(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      22,272,360

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(12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See Instructions)
                                       ---------------------------

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(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      58.6%

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(14)  TYPE OF REPORTING PERSON (See Instructions)
      CO

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Item 1.     Security and Issuer
            -------------------

      This Amendment No. 8 to Schedule 13D is being filed on behalf of Harcourt General, Inc. ("Harcourt General"), which was formerly known as General Cinema Corporation, to amend the Schedule 13D originally filed on September 8, 1987 (as amended from time to time, the "Statement") to report the acquisition of additional shares of NMG Common Stock by Harcourt General. Unless stated otherwise, capitalized terms used in this Amendment have the meanings previously set forth in the Statement.

      On November 8, 1995, a subsidiary of Harcourt General purchased an aggregate of 831,400 shares of NMG Common Stock from certain institutional investors in a privately negotiated transaction at a price of $18.75 per share, for an aggregate purchase price of $15,588,750. With the acquisition of these shares, Harcourt General owns 22,272,360 shares of the NMG Common Stock, or 58.6% of the shares of NMG Common Stock outstanding as of November 6, 1995.
See Exhibit 1 attached hereto and incorporated herein by reference.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

     Harcourt General's subsidiary which made the purchase used available cash to acquire the purchased shares.





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Item 4.   Purpose of Transaction
          ----------------------

     Although Harcourt General has no plan to purchase any additional shares of NMG Common Stock, it may, from time to time, purchase additional shares depending upon market conditions and such other factors as Harcourt General deems relevant.

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

     After giving effect to the purchase of the purchased shares, as of the date of this Amendment, Harcourt General owns 22,272,360 shares of NMG Common Stock, or 58.6% of the outstanding shares of NMG Common Stock, and all 1,000,000 outstanding shares of NMG 6% Cumulative Convertible Preferred Stock. If Harcourt General were to convert all of its NMG 6% Cumulative Convertible Preferred Stock into shares of NMG Common Stock, its total holdings of NMG Common Stock would equal approximately 31,262,360 shares, or approximately 66.5% of the outstanding NMG Common Stock. Harcourt General's holdings of NMG Common Stock and Preferred Stock comprise approximately 67.3% of the voting power of NMG.





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                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   HARCOURT GENERAL, INC.



                                   By:  /s/ ERIC P. GELLER
                                        ------------------------
                                        Eric P. Geller
                                        Senior Vice President,
                                        General Counsel and
                                        Secretary

Date:  November 8, 1995





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                                    EXHIBITS

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
     1    Press Release dated November 8, 1995.              5
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